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                  U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING

                                   SEC FILE NUMBER
                                   333-22997
                                   CUSIP NUMBER
                                   685928-10-3

(Check One):
/X/ Form 10-K and Form 10-KSB
/ / Form 20-F
/ / Form 11-K
/ / Form 10-Q and Form 10-QSB
/ / Form N-SAR
          For Period Ended: June 30, 1997

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
          For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- Registrant Information

     Full Name of Registrant
     ORGANIC FOOD PRODUCTS, INC.

     Former Name if Applicable

     Address of Principal Executive Office (Street and Number) City, State and Zip Code

550 Monterey Road, B
Morgan Hill, CA 95037

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Financials not received.  MD&D not yet written.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

As of September 26, 1997 the public accountants have not completed their audit. Financial data is not yet available.

Part IV -- Other Information

     (1) Name and telephone number of person to contact in regard to this notification Perry Valassis, Chief Financial Officer (408) 782-1133, ext 129

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                /X/ Yes  / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Financial Statements are not completed, since the public audit has not been concluded.

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     ORGANIC FOOD PRODUCTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ORGANIC FOOD PRODUCTS, INC.

Sept. 26, 1997                     By:   /s/ FLOYD R. HILL
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Date                                    Floyd R. Hill, Chief Executive Officer